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Re:	PennTex Midstream Partners, LP
Schedule 13E-3 filed by PennTex Midstream Partners, LP and

PennTex Midstream GP, LLC

Filed June 7, 2017
File No. 005-88873

Amended Schedule 14D-9 filed June 14, 2017
File No. 005-88873

Dear Mr. Duchovny:

This letter sets forth the response of PennTex Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated June 19, 2017 (the “Comment Letter”) with respect to the Schedule 13E-3 filed by the Partnership and PennTex Midstream GP, LLC, a Delaware limited liability company and general partner of the Partnership, on June 7, 2017 (the “Schedule 13E-3”) and Amendment No. 1 to the Schedule 14D-9 filed by the Partnership on June 13, 2017 (the “Schedule 14D-9”) relating to offer by Energy Transfer Partners, L.P., a Delaware limited partnership, to purchase all of the outstanding common units representing limited partner interests in the Partnership. The response below has been prepared and is being provided by the Partnership, which has authorized Latham & Watkins LLP to respond to the Staff’s comment on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”) and Amendment No. 2 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”).

For your convenience, we have set forth the Staff’s comment from the Comment Letter in bold and italics below and provided our response below such comment.

June 19, 2017

Amended Schedule 14D-9

Identity and Background of Filing Person, page 2

1.	We note your revised disclosure in response to prior comment 2 and we reissue it. If you choose to include disclosure in your own document, you may not disclaim responsibility for it, regardless of its source.

Response: We acknowledge the Staff’s comment and have deleted the disclaimer on page 7 of the Schedule 14D-9 Amendment.

*     *     *     *

Please direct any questions or comments regarding the foregoing or with respect to the Schedule 14D-9 Amendment or the Schedule 13E-3 Amendment to the undersigned at (713) 546-7420.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

Cc:	Todd Carpenter, PennTex Midstream GP, LLC
Debbie P. Yee, Latham & Watkins LLP
Joshua Davidson, Baker Botts L.L.P.
Andrew J. Ericksen, Baker Botts L.L.P.

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